

09059661

ΠITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

$\mathcal{BP}_3/_{11}$

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 there under

REPORT FOR THE PERIOD BEGINNING ___01/01/2008___ AND ENDING ___12/31/2008___
$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Payden & Rygel Distributors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
333 South Grand Avenue, 32nd Floor

$\qquad$ (No. and Street) $\qquad$

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradley Hersh
213-625-1900
$\qquad$ (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

$\qquad$ (Name – of individual, state last, first, middle name) $\qquad$

725 South Figueroa Street	**Los Angeles**	**CA**	**90017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



SEC
Mail Processing
Section

MAR 1 0 2009

Washington, DC
100



OATH OR AFFIRMATION

I, _____ Joan A. Payden _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _____ Payden & Rygel Distributors _____, as of _____ December 31 _____, 20 08 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____ President & CEO _____
Title

_____ *attached* _____
Notary Public

This report** contains (check all applicable boxes):
- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income (Loss).
- (x) (d) Statement of Changes in Financial Condition.
- (x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (x) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (x) (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- (x) (l) An Oath or Affirmation.
- ( ) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (o) Supplemental Independent Auditor's Report on Internal Control

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California   )
) ss.

County of Los Angeles   )

On <u>February 25, 2009</u>, before me, _____<u>Kathlene Dietz, Notary Public</u>_____, personally appeared

_____<u>Joan A. Payden</u>_____,

who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity, and that by her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

_____
Signature of Notary Public

KATHLENE DIETZ
Commission # 1733481
Notary Public - California
Los Angeles County
My Comm. Expires Apr 18, 2011

Description of Attached Document

Title or Type of Document: <u>SEC – Annual Audited Report, Form X-17A-5, Part III</u>

Document Date: _____ Number of Pages: _____2_____

Signer(s) Other Than Named Above: _____

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Financial Statements
and Supplemental Information

Year Ended December 31, 2008

Contents



≡ll ERNST & YOUNG

Ernst & Young LLP
725. South Figueroa Street
Los Angeles, California 90017-5418

Tel: +1 213 977 3200
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
Payden & Rygel Distributors

We have audited the accompanying statement of financial condition of Payden & Rygel Distributors (the "Company") as of December 31, 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payden & Rygel Distributors at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental schedules on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 26, 2009

1

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Financial Condition

December 31, 2008

Assets

Cash	$	64,046
Distribution fee receivable		8,702
Due from Parent		143,612
Prepaid expenses		42,166
Total assets	$	258,526

Liabilities and shareholder's equity

Shareholder's equity:

Common stock, $10 par value:

1,000,000 authorized, 250 issued and outstanding	$	2,500
Additional paid-in capital		322,699
Accumulated deficit		(66,673)
Total shareholder's equity		258,526
Total liabilities and shareholder's equity	$	258,526

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Operations

Year Ended December 31, 2008

Service fee income from Parent	$	65,746
Distribution fee revenue		22,919
General and administrative expenses		(88,665)
Income before income tax		–
Income tax		–
Net income	$	–

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2008	$ 2,500	$ 322,699	$ (66,673)	$ 258,526
Net income	—	—	—	—
Balance at December 31, 2008	$ 2,500	$ 322,699	$ (66,673)	$ 258,526

See accompanying notes.

4

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities		
Net income	$	–
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in distribution fees receivable		(3,199)
Increase in due from Parent		(30,746)
Decrease in prepaid expenses		33,369
Net cash used in operating activities		(576)
Cash at beginning of year		64,622
Cash at end of year	$	64,046

See accompanying notes.

1. Organization

Payden & Rygel Distributors, a California corporation (the "Company"), was incorporated on February 13, 1992, and is a wholly owned subsidiary of Payden & Rygel (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulatory Authority. The Company serves as distributor of shares of the Payden & Rygel Investment Group and Metzler/Payden Investment Group, each a series of mutual funds (collectively, the "Funds"). The Funds are managed by the Parent and Metzler/Payden LLC, an affiliated company. The Company assists the Funds in marketing and advertising the availability of Fund shares and enters into agreements with third party broker-dealers to assist in the distribution of Fund shares. Purchases of Fund shares are made through these third party broker-dealers or directly from the Funds themselves. Proceeds from the sale of the Funds' shares are deposited directly with the Funds' transfer agent by the investor or by the third party broker-dealers and are not maintained in any customer account with the Company.

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The following is a summary of significant accounting and reporting policies:

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. Revenues are recorded when earned and expenses are recorded when incurred.

Revenue Recognition

As the distributor of shares of certain funds of the Payden & Rygel Investment Group, the Company receives distribution fees from these funds which are recorded when earned. Distribution fees are based on a percentage of average net assets in these funds.

2. Summary of Significant Accounting Policies (continued)

The Company earns service fee revenue under an agreement with the Parent. See Note 5.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

General and Administrative Expenses

General and administrative expenses consist of registration, marketing and professional fees.

New Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing a company's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. FIN 48, as deferred, is applicable for the Company effective December 31, 2009. The Company does not expect the adoption of this standard to have a significant impact on its results of operations and financial position.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, cannot exceed 15 to 1. At December 31, 2008, the Company had net capital, as defined, of $64,046, which was

7

3. Net Capital Requirements (continued)

$59,046 in excess of its net required capital of $5,000. The ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2008, and management believes that the Company was in compliance with the net capital requirements.

4. Income Taxes

The Company files its tax return on a consolidated basis with the Parent and has a tax-sharing agreement to compute income tax expense/benefit on a pro-rata basis.

Income taxes, if any, are provided for current taxes payable or refundable and temporary differences arising from future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

No income tax is recorded for the year ended December 31, 2008. There are no deferred taxes as of December 31, 2008.

5. Related Parties

The Company has an agreement with its Parent whereby the Parent may pay the Company a fee in connection with the expenses incurred by the Company. The amount and timing of payment are at the discretion of the Parent, but shall not exceed the total expenses incurred by the Company, and the timing of payment shall be such that the Company always maintains capital in excess of all regulatory requirements. Amounts due from the Parent are noninterest bearing. Under the terms of the agreement, the Company received $35,000 in 2008 from the Parent. The Company recognized $65,746 as service fee income from the Parent in the current year statement of operations.

6. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

Supplemental Information

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2008

Computation of net capital

Total shareholder's equity from statement of financial condition		$ 258,526
Deductions:		
Nonallowable assets:		
Distribution fee receivable	$ 8,702	
Due from Parent	143,612	
Prepaid expenses	42,166	
Other deductions	—	
Total nonallowable assets		194,480
Net capital		$ 64,046

Computation of basic net capital requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ —
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 59,046

Computation of aggregate indebtedness

Total aggregate indebtedness included in statement of financial condition	$ —
Ratio of aggregate indebtedness to net capital	0%

There were no material differences between the above computation and the corresponding schedule included in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2008.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statements Regarding Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2008

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

    The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

    The Company is exempt from Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(2)(ii) exemptive provision.

See accompanying report of independent registered public accounting firm.

Supplementary Report



ERNST & YOUNG

Ernst & Young LLP
725. South Figueroa Street
Los Angeles, California 90017-5418
Tel: +1 213 977 3200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Payden & Rygel Distributors

In planning and performing our audit of the financial statements of Payden & Rygel Distributors (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

A member firm of Ernst & Young Global Limited

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified

Ernst & Young LLP

February 26, 2009
Los Angeles, California

12

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FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)
Year Ended December 31, 2008
With Report and Supplementary Report of Independent
Registered Public Accounting Firm